UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

Precision BioSciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74019P108

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[]Rule 13d-1(b)

[    ]Rule 13d-1(c)

[ X ]Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74019P108	Schedule 13G	Page 1 of 4

1	Names of Reporting Persons Derek Jantz
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,198,624
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,198,624
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,198,624
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.2%
12	Type of Reporting Person IN

CUSIP No. 74019P108	Schedule 13G	Page 2 of 4

ITEM 1.	(a)Name of Issuer:

Precision BioSiences, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

302 E. Pettigrew Street

Suite A-100

Durham, North Carolina 27701

ITEM 2.	(a)Name of Person Filing:

Derek Jantz

(b)	Address or Principal Business Office:

The business address of Mr. Jantz is c/o Precision BioSciences, Inc., 302 E. Pettigrew Street, Suite A-100, Durham, North Carolina 27701.

(c)	Citizenship of each Reporting Person is:

Mr. Jantz is a U.S. citizen.

(d)	Title of Class of Securities:

Common stock, par value $0.000005 per share (“Common Stock”).

(e)	CUSIP Number:

74019P108

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

The ownership information below represents Mr. Jantz’s beneficial ownership of the Issuer’s Common Stock as of December 31, 2019, based upon 51,155,236 shares of Common Stock outstanding as of December 31, 2019.  Mr. Jantz beneficially owns 3,858,346 shares of Common Stock held directly and 340,278 shares of Common Stock underlying options exercisable as of December 31, 2019 or that become exercisable on or before 60 days thereafter.

(a)	Amount beneficially owned:

4,198,624

(b)	Percent of class:

8.2%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 4,198,624
(ii)	Shared power to vote or direct the vote: 0

CUSIP No. 74019P108	Schedule 13G	Page 3 of 4

(iii)	Sole power to dispose or to direct the disposition of: 4,198,624
(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 74019P108	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:February 14, 2020

Derek Jantz

/s/Derek Jantz

Name: Derek Jantz